

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2020

Alexander C. Karp
Chief Executive Officer
Palantir Technologies Inc.
1555 Blake Street
Suite 250
Denver, CO 80202

> **Re: Palantir Technologies Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 6, 2020**
> **CIK No. 0001321655**
> **Amendment 1 to Draft Registration Statement on Form S-1**
> **Submitted July 22, 2020**
> **CIK No. 0001321655**

Dear Mr. Karp:

We have reviewed your draft registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 1 to Draft Registration Statement on Form S-1

Cover Page

1. We note that the company is party to a voting agreement with certain holders of your capital stock including Messrs. Karp, Cohen and Thiel. Please clarify whether the company will be a "controlled company" under the definition of the applicable listing exchange after the offering and provide disclosure in this section as well as in the prospectus summary and risk factors sections, to the extent appropriate.

Prospectus Summary, page 1

2.   Please add disclosure regarding the redemptions of the Series H preferred stock.

Competitive Strengths, page 6

3.   We note your disclosure that your top twenty customers have been with you for an average of 6.6 years. For context, please disclose the average length of time your top three customers, which accounted for 28% of your revenue in 2019, have been with you.

Risk Factors Summary, page 7

4.   Please clarify your statement that a limited number of customers account for a substantial portion of your revenue to disclose that three customers accounted for 28% of your revenue in 2019.

Risk Factors
Risks Related to Our Business and Industry
The recent global COVID-19 outbreak…, page 34

5.   Please provide examples of the negative headwinds you reference in this risk factor.

We have contracts with governments…, page 39

6.   Please quantify the portion of your revenues that are subject to security restrictions.

Our debt agreements contain restrictions…, page 55

7.   Please clarify the extent to which your credit facility is secured by substantially all of your assets.

Risks Related to Ownership of Our Common Stock
Delaware law and provisions in our amended and restated certificate of incorporation…, page 67

8.   Please clarify your statement that your executive officers and directors will have the ability to significantly influence the outcome of matters requiring shareholder approval to disclose that they will have the ability to control the outcome of these matters.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 79

9.   Your risk factor disclosure on page 14 identifies the importance of existing customers renewing their contracts with you. Please disclose your retention rates for the periods presented and discuss any trends in retention rates for your services.

10.   Please disclose the number of customers and average revenue from your top twenty customers for the periods presented and tell us whether your customer count includes customers in the acquire phase from whom you have yet to generate revenue.

Our Business Model, page 80

11.   Please revise to address the following:
      • Quantify the amount of customer acquisition and expansion related expenses
        recorded within cost of revenue and within sales and marketing expense;
      • Describe the criteria used to determine where costs for the acquire phase and the
        expand phase should be recorded in your Statement of Operations; and
      • Quantify the number of customers according to their phase (acquire, expand and
        scale) as of the most recent period end.

12.   Based upon your Non-GAAP disclosures on page 170, it appears that contribution margin
      includes all sales and marketing expenses except stock-based compensation.
      Additionally, your draft disclosures on page 81 suggest that you are able to
      calculate contribution margin at the customer level. Please revise to explain how you
      allocate general sales and marketing expenses to contribution margin at the customer
      level.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Significant Impacts of Stock-Based Compensation, page 94

13.   Due to the significant amount of stock-based compensation that will be recognized once
      the RSUs performance condition is met (i.e. upon a completion of a public listing), please
      move this disclosure to a more prominent position within your MD&A. For example, it
      could be disclosed as part of the results of operations on page 84 as a matter that could
      materially impact future operating performance trends or part of your discussion about
      key factors affecting performance on page 81. Please also revise to disclose any material
      assumptions used in calculating the additional stock-based compensation expense figure.

Business, page 100

14.   We note that one of your commercial customers represented 15% and 12% of total
      revenue in 2018 and 2019, respectively. Please identify this customer and disclose the
      material terms of your agreement with this customer. Refer to Item 101(c)(1)(vii) of
      Regulation S-K.

Market Opportunity, page 116

15.   Please disclose the third-party industry sources cited in this section.

Management, page 130

16.   Please provide the information required by Item 407 of Regulation S-K with respect to
      your audit committee, nominating committee and compensation committee.

Certain Relationships and Related Party Transactions

Voting Agreement, page 146

17. Please revise to describe all matters for which the parties to the voting agreement have agreed to vote their shares. Also, file the voting agreement and the agreement with Piazza Technologies Inc. as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Plan of Distribution, page 167

18. We note that the performance-based vesting condition for your outstanding RSUs includes a public listing and the disclosure on page 150 that the public listing will result in "the vesting and settlement" of a certain number of RSUs. Please advise as to any coordination with these RSU holders to facilitate the sale of the underlying stock on Day 1 of your public listing.

Non-GAAP Financial Measure, page 170

19. Since you identify contribution margin as a key business and non-GAAP measure on page 11 and elsewhere, please revise to move this reconciliation to a more prominent position within the filing. For example, consider disclosing this information as part of your Management's Discussion and Analysis of Financial Condition and Results of Operations, beginning on page 79.

Audited Consolidated Financial Statements
2. Significant Accounting Policies, page F-10

20. Please revise to disclose your accounting policies for sales and marketing expenses.

21. Please disclose your accounting policies with respect to incremental costs of obtaining a contract with a customer and costs incurred to fulfill a contract with a customer, and advise us. Refer to the guidance in ASC 340-40.

8. Commitments and Contingencies
Contingent Compensation, page F-30

22. We note that an IPO is an event that could trigger a payment under the retention plan. Please confirm, if true, that a direct listing is not considered an event that could trigger payments under the retention plan.

General

23. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

24.   We note that you have not provided the location/address of your principal place of business anywhere in the filing. Please advise.

25.   Please clarify whether the "brokerage transactions" referenced on the cover page are intended to be effected solely in accordance with the representations and terms set forth in the Spotify Technology N.A. no-action letter (Mar. 23, 2018) (the "Spotify Letter") or otherwise consistent with Regulation M – *i.e.*, ordinary brokerage transactions made into an "independent market" (one not dominated or controlled by the Company/financial advisors/Registered Stockholders., and without the presence of any special selling efforts or selling methods) on the NYSE at prevailing market prices.

26.   Please consider either revising or deleting the statement on page 60, which currently reads, *"Additionally, because there are no underwriters, there is no underwriters' option to purchase additional shares to help stabilize, maintain or affect the public price of our Class A common stock on the NYSE immediately after the listing"* as it implies an intent to engage in unlawful price manipulation.

27.   Please note that any possible selling activity by the Registered Stockholders where there is excessive compensation *(i.e., "...or commissions as to particular broker-dealers may be in excess of those customary in the types of transactions involved"* as stated on page 168) to be paid to broker-dealers to facilitate such selling would appear to be inconsistent with the second bullet point representation set forth in the Spotify Letter, i.e., the requirement that the ordinary brokerage transactions by the Registered Shareholders be made into an "independent market" (i.e., one not dominated or controlled by the Company/financial advisors/Registered Stockholders, and *without the presence of any special selling efforts/selling methods*). Please revise accordingly or, alternatively, explain how the Company/financial advisors/Registered Stockholders intend to comply with the trading restrictions in Regulation M in light of their inability to rely on the Spotify Letter.

28.   Please specify when (i.e., the timing/number of days before the Opening Time) the Company and its financial advisors intend to engage in the investor-related/roadshow-like activities that are described on page 61 of the prospectus.

29.   Please explain whether the sentence on page 61 of the prospectus, which currently reads, *"Moreover, consistent with Regulation M and other federal securities laws applicable to our listing, we have not consulted with Registered Stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our Class A common stock in the open market,"* is intended to refer to and be consistent with the representations/conditions set forth in the Spotify Letter. If the Company/financial advisor (Morgan Stanley)/Registered Stockholders, etc. intend to rely on the Spotify Letter, please explain how the disclosure, for example, on page 167 in the Plan of Distribution section (fourth paragraph), which currently reads, *"Morgan Stanley is expected to provide input to the DMM...pre-listing selling and buying interest in our Class A common stock that it becomes aware of from potential investors and holders of our*

Class A common stock, including after consultation with certain institutional investors (which may include certain of the Registered Stockholders...)," is consistent with the representations/conditions set forth in the Spotify Letter.

30. Please clarify your disclosure on pages 61 and 168 where you state, "*We have engaged Morgan Stanley...as our financial advisor. There will be no book building process..."* to state that the financial advisor will not generate and record buying interest at various price ranges prior to the Opening. As the financial advisor will not engage in any "book building," please also explain the intended scope of such "financial advisor's consultation(s) with institutional investors," described on those pages.

    Further, we note your statement on page 61 that you plan to hold an investor day. Please provide additional language to clarify whether there will be a single investor day prior to listing, or if there could be follow-up investor days. Moreover, on page 61 you state that you will *"engage in certain other investor education meetings."* Please clarify the intended scope of these meetings, including whether they are follow-up meetings to answer any investors' questions about information provided at main investor day meeting, or something more.

31. Please consider revising your references on page 167 to "orderly market" to "orderly opening" in light of your intention to engage in a direct listing. Alternatively, please specify which of the NYSE direct listing rules the Company is relying on with respect to its statement that *"[t]he DMM, acting pursuant to its obligations under the rules of the NYSE, is responsible for facilitating an orderly market for our Class A common stock"* as the term "market" could include the "aftermarket" period as well.

    You may contact Joan Collopy at 202-551-5743 or Elizabeth Sandoe at 202-551-5736 in our Division of Trading and Markets if you have questions regarding comments appearing under "General." Please contact Lisa Etheredge, Staff Accountant, at 202-551-3424 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have any questions on the financial statements or related matters. Please contact Jeff Kauten, Staff Attorney, at 202-551-3774 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Technology

cc: Allison B. Spinner